Loma Negra Reports 1Q26 results Buenos Aires, May 4, 2026 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended March 31, 2026 (our “1Q26 Results”). 1Q26 Key Highlights  Net sales revenues stood at Ps. 218,739 million (US$ 149 million), and increased by 1.1% YoY, mainly explained by an increase of 0.8% in the top line of the Cement segment.  Consolidated Adjusted EBITDA reached Ps. 54,566 million, increasing by 5.1% YoY in pesos, while in dollars it reached 45 million, up 11.5% from 1Q25.  The Consolidated Adjusted EBITDA margin stood at 24.9%, increasing by 94 basis points YoY from 24.0%.  Net Profit of Ps. 40,627 million, compared to a net profit of Ps. 28,178 million in the same period of the previous year, mainly driven by a higher gain in net financial results and improved operational performance.  Net Debt stood at Ps. 259,407 million (US$186 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 1.33x, compared to 1.47x in FY25. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the first quarter of 2026, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We began the year with renewed expectations. Although industry volumes were relatively subdued at the start of the year, reflecting a slower exit from the summer season, March showed a more encouraging level of activity, reinforcing our outlook for the remainder of the year. In terms of quarterly performance, we delivered improvements in margins and EBITDA generation per ton, both sequentially and year-over-year. As previously indicated, the actions we have been implementing are beginning to be reflected in our results, positioning us well as we await a more sustained recovery in demand. This is a particularly important year for us as we celebrate LOMA’s centennial, reaffirming our leadership position and remaining enthusiastic about the opportunities ahead.”

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2026	**2025**	% Chg.
Net revenue	218,739	216,350	1.1%
Gross Profit	57,032	57,201	-0.3%
Gross Profit margin	26.1%	26.4%	-37 bps
Adjusted EBITDA	54,566	51,939	5.1%
Adjusted EBITDA Mg.	24.9%	24.0%	+94 bps
Net Profit (Loss)	40,627	28,178	44.2%
Net Profit (Loss) attributable to owners of the Company	41,004	28,475	44.0%
EPS	70.2744	48.8019	44.0%
Average outstanding shares	583	583	0.0%
Net Debt	259,407	247,449	4.8%
Net Debt /LTM Adjusted EBITDA	1.33x	0.96x	0.39x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended March 31,		
	2026	**2025**	% Chg.
Net revenue	212,094	157,727	34.5%
Adjusted EBITDA	63,205	42,195	49.8%
Adjusted EBITDA Mg.	*29.8%*	*26.8%*	*+305 bps*
Net Profit (Loss)	48,656	24,441	99.1%
Net Debt	259,407	247,449	4.8%
Net Debt /LTM Adjusted EBITDA	1.33x	0.96x	0.39x

In million US$	Three-months ended March 31,		
	2026	**2025**	% Chg.
Ps./US$, av	1,419.26	1,056.17	34.4%
Ps./US$, eop	1,396.34	1,073.88	30.0%
Net revenue	149	149	0.1%
Adjusted EBITDA	45	40	11.5%
Adjusted EBITDA Mg.	*29.8%*	*26.8%*	*+305 bps*
Net Profit (Loss)	34	23	48.1%
Net Debt	186	230	-19.4%
Net Debt /LTM Adjusted EBITDA	1.33x	0.96x	0.39x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended March 31,		
		2026	2025	% Chg.
Cement, masonry & lime	MM Tn	1.17	1.15	1.8%
Concrete	MM m3	0.11	0.10	14.1%
Railroad	MM Tn	0.96	0.83	14.8%
Aggregates	MM Tn	0.23	0.28	-18.3%

[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime in 1Q26 increased by 1.8% year-over-year (YoY) to 1.17 million tons. Following a soft start to the year, March volumes reversed the trend, bringing the year-over-year comparison into positive territory.

When analyzing dispatch modes, results remained mixed. Bulk cement dispatches continued their positive trend, supported by higher activity levels among concrete producers, industrial customers, and construction companies. Bagged cement dispatches, while still declining, narrowed the year-over-year gap following a positive performance in March.

Concrete segment volumes increased by 14.1% year-over-year, primarily driven by private developments related to logistics facilities and large-scale residential projects in Buenos Aires, while public infrastructure projects boosted concrete dispatches in Rosario.

The Aggregates segment posted an 18.3% year-over-year contraction, mainly affected by reduced activity in the concrete sector and by lower demand from construction companies.

Railroad segment volumes grew by 14.8% compared to the same quarter in 2025, mainly driven by higher transportation of granitic aggregates, cement and chemicals.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2026	2025	% Chg.
Net revenue	218,739	216,350	1.1%
Cost of sales	(161,707)	(159,148)	1.6%
Gross profit	**57,032**	**57,201**	**-0.3%**
Selling and administrative expenses	(24,251)	(25,231)	-3.9%
Other gains and losses	613	882	-30.5%
Tax on debits and credits to bank accounts	(2,275)	(2,360)	-3.6%
Finance gain (cost), net			
Gain on net monetary position	32,923	33,695	-2.3%
Exchange rate differences	11,955	(11,409)	n/a
Financial income	400	1,434	-72.1%
Financial expense	(12,889)	(11,910)	8.2%
Profit (Loss) before taxes	**63,508**	**42,303**	**50.1%**
Income tax expense			
Current	(22,360)	(13,721)	63.0%
Deferred	(521)	(404)	29.0%
Net profit (Loss)	**40,627**	**28,178**	**44.2%**

Net Revenues Net revenue increased by 1.1% to Ps. 218,739 million in 1Q26, from Ps. 216,350 million in the comparable quarter last year, mainly driven by stronger top-line performance in the Cement business, followed by the Railroad segment, partially offset by lower revenues in the Concrete and Aggregates segments. The Cement, Masonry Cement and Lime segment remained broadly stable, with a 0.8% YoY increase in revenues. Volumes grew by 1.8% YoY, supported by bulk cement dispatches, while bagged cement continued to show weaker performance, although the YoY gap narrowed as March exhibited a more consistent trend. Pricing remained relatively flat, declining by 0.9% YoY. Concrete revenue decreased by 1.9% in the quarter compared to 1Q25, as a 14.1% increase in volumes did not fully offset softer pricing dynamics. Volume growth was primarily supported by private developments related to logistics infrastructure and large- scale residential projects, while sustained public works activity in the Province of Santa Fe supported dispatches in Rosario. Revenues in the Aggregates segment remained nearly flat, decreasing by just 0.2% year-over-year. Sales volumes declined by 18.3%, driven by lower demand from concrete producers and construction companies. However, this negative volume effect was offset by improved pricing dynamics, coupled with a favorable sales mix, as lower demand from road construction projects reduced the share of fine aggregates, which carry a lower average price. Railroad revenues increased by 2.2% in 1Q26 compared to the same quarter of 2025, as higher transported volumes, up 14.8%, were partially offset by softer pricing conditions. Cost of sales, and Gross profit Cost of sales increased by 1.6% YoY to Ps. 161,707 million in 1Q26, mainly reflecting higher costs in the Cement segment, partially offset by lower cost of sales in the Concrete and Aggregates businesses. Additionally, there was a greater impact from depreciation following the completion of the 25-kilogram bagging project. In the Cement segment, unit costs were broadly in line, increasing by 2.0% YoY. Higher depreciation impacted the segment following the completion of the 25-kilogram bagging project. Additionally, packaging—related to the implementation of the 25kg bags—and maintenance put upward pressure on the cost base. On the other hand, energy inputs, freight, and salaries contributed to cost containment efforts. Gross profit decreased by 0.3% in the first quarter, totaling Ps. 57,032 million compared to Ps. 57,201 million in 1Q25. Similarly, the gross profit margin contracted by 37 basis points year-over-year, reaching 26.1%, reflecting a sequential recovery from the previous quarter. Selling and Administrative Expenses Selling and administrative expenses (SG&A) decreased by 3.9% YoY to Ps. 24,251 million in 1Q26, compared to Ps. 25,231 million in 1Q25. This decrease was mainly driven by lower salary and freight expenses, partially offset by higher IT and marketing expenses. As a percentage of sales, SG&A stood at 11.1%, decreasing by 58 bps compared to 1Q25.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2026	2025	% Chg.
Adjusted EBITDA reconciliation:			
Net profit (Loss)	40,627	28,178	44.2%
(+) Depreciation and amortization	21,171	19,087	10.9%
(+) Tax on debits and credits to bank accounts	2,275	2,360	-3.6%
(+) Income tax expense	22,881	14,125	62.0%
(+) Financial interest, net	10,711	7,479	43.2%
(+) Exchange rate differences, net	(11,955)	11,409	n/a
(+) Other financial expenses, net	1,778	2,996	-40.7%
(+) Gain on net monetary position	(32,923)	(33,695)	-2.3%
Adjusted EBITDA	**54,566**	**51,939**	**5.1%**
Adjusted EBITDA Margin	*24.9%*	*24.0%*	*+94 bps*

Adjusted EBITDA increased by 5.1% year-over-year in 1Q26, totaling Ps. 54,566 million compared to Ps. 51,939 million in the same period of the previous year, driven by improved results across all segments.

As a result, the **Adjusted EBITDA margin** expanded by 94 basis points to 24.9% in 1Q26 from 24.0% in 1Q25. On a sequential basis, the margin improved by 528 basis points from 19.7% in the previous quarter.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment remained broadly flat, contracting slightly by 14 basis points to 28.8%, while showing signs of sequential recovery. The YoY contraction was mainly driven by higher cost of sales, partially offset by lower SG&A expenses.

Meanwhile, the Concrete segment's Adjusted EBITDA margin expanded by 424 basis points to -1.2% in 1Q26, from -5.5% in 1Q25, as the recovery in sales volumes, coupled with improved cost of sales, helped reduce the negative result, although it remained affected by softer pricing dynamics in a highly competitive environment and higher SG&A expenses. Similarly, the Aggregates segment improved its margin by 643 basis points, although it remained in negative territory, reaching -18.3% this quarter from -24.7% in the same period last year.

In the Railroad segment, the Adjusted EBITDA margin improved by 160 basis points YoY, reaching -3.9% in 1Q26 compared to -5.5% in 1Q25. Transport volumes increased, contributing to the dilution of fixed costs, although this was partially offset by a higher impact from SG&A and lower gains in other gains and losses. Additionally, pricing performance continues to weigh on the segment's results amid a still challenging environment.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,		
	2026	2025	% Chg.
Exchange rate differences	11,955	(11,409)	n/a
Financial income	400	1,434	-72.1%
Financial expense	(12,889)	(11,910)	8.2%
Gain on net monetary position	32,923	33,695	-2.3%
Total Finance Gain (Cost), Net	**32,389**	**11,811**	174.2%

During 1Q26, the Company reported a total net financial gain of Ps. 32,389 million, compared to a gain of Ps. 11,811 million in 1Q25. This YoY improvement was mainly attributable to foreign exchange gains resulting from the appreciation of the peso—approximately 5% during the quarter—on our U.S. dollar-denominated liabilities.

Meanwhile, net financial expense increased by 19.2% year-over-year to Ps. 12,489 million, primarily driven by a lower financial income coupled with higher financial expenses.

Net Profit and Net Profit Attributable to Owners of the Company The Company reported Net Profit of Ps. 40.6 billion in 1Q26, compared to Ps. 28.2 billion in the same period of the previous year. The improvement was mainly driven by higher financial gains, coupled with improved operating performance. However, this increase was partially offset by higher income tax expenses. Net Profit Attributable to Owners of the Company totaled Ps. 41.0 billion. During the quarter, the Company reported earnings per common share of Ps. 70.2744 and earnings per ADR of Ps. 351.3722, compared to earnings per common share of Ps. 48.8019 and earnings per ADR of Ps. 244.0095 in 1Q25. Capitalization Table 6: Capitalization and Debt Ratio (amounts expressed in millions of pesos, unless otherwise noted) As of March 31, As of December, 31 2026 2025 2025 Total Debt 305,808 261,536 326,037 - Short-Term Debt 67,363 243,660 146,951 - Long-Term Debt 238,445 17,876 179,086 Cash, Cash Equivalents and Investments (46,401) (14,087) (34,382) Total Net Debt 259,407 247,449 291,655 Shareholder's Equity 1,207,459 1,170,036 1,166,833 Capitalization 1,513,267 1,431,572 1,492,870 LTM Adjusted EBITDA 195,410 258,826 198,093 Net Debt /LTM Adjusted EBITDA 1.33x 0.96x 1.47x As of March 31, 2026, total Cash, Cash Equivalents and Investments amounted to Ps. 46,401 million, compared to Ps. 14,087 million as of March 31, 2025. Total Net Debt at quarter-end stood at Ps. 259,407 million, composed of Ps. 67,363 million in short- term borrowings, including the current portion of long-term debt (22% of total debt), and Ps. 238,445 million in long-term borrowings (78% of total debt). As of the end of 1Q26, 84% (Ps. 256,420 million) of Loma Negra’s total debt was denominated in U.S. dollars, while 16% (Ps. 49,388 million) was denominated in pesos. As of March 31, 2026, 84% of the Company’s consolidated debt accrued interest at a fixed rate, while the remaining 16% accrued interest at a variable rate, primarily linked to short-term peso market rates. On January 23, 2026, the Company issued its Class 6 corporate bond for a total principal amount of US$ 60.0 million, with a tenure of 36 months and an interest rate of 6.5%. Part of the proceeds was used to meet the maturity of the Class 3 corporate bond. At quarter-end, Loma Negra’s total debt had an average maturity of 1.4 years. The aforementioned bond issuance further strengthened our liability profile by extending the overall average maturity of our debt. The Net Debt to Adjusted EBITDA (LTM) ratio stood at 1.33x as of the end of the first quarter, compared to 1.47x as of December 31, 2025.

Cash Flows Table 7: Condensed Interim Consolidated Statement of Cash Flows (amounts expressed in millions of pesos, unless otherwise noted) Three-months ended March 31, 2026 2025 CASH FLOWS FROM OPERATING ACTIVITIES Net Profit (Loss) 40,627 28,178 Adjustments to reconcile net profit (loss) to net cash provided by operating activities 12,339 16,353 Changes in operating assets and liabilities (33,253) (46,290) Net cash generated by (used in) operating activities 19,712 (1,759) CASH FLOWS FROM INVESTING ACTIVITIES Property, plant and equipment, Intangible Assets, net (11,146) (14,700) Contributions to Trust (452) (316) Investments, net (385) - Net cash used in investing activities (11,982) (15,016) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds / Repayments from borrowings, Interest paid 16,042 19,846 Net cash generated by (used in) by financing activities 16,042 19,846 Net increase (decrease) in cash and cash equivalents 23,772 3,072 Cash and cash equivalents at the beginning of the year 34,382 12,314 Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted") (7,279) (1,468) Effects of the exchange rate differences on cash and cash equivalents in foreign currency (4,474) 169 Cash and cash equivalents at the end of the period 46,401 14,087 In 1Q26, net cash generated from operating activities totaled Ps. 19,712 million, compared to net cash used of Ps. 1,759 million in the same period of the previous year. The YoY increase was mainly driven by lower working capital requirements, coupled with improved operating results. Improvements in accounts payable and other receivables, coupled with inventories increasing at a slower pace than in 1Q25, supported cash generation, despite this being one of the most working capital-intensive periods of the year, as clinker production is concentrated in the summer to avoid higher energy costs during the winter. On the other hand, tax liabilities, advances from customers, and trade accounts receivable partially offset this positive effect. During the quarter, the Company generated Ps. 16,042 million from financing activities, mainly due to the Class 6 bond issuance, the proceeds of which were primarily used for the repayment of borrowings, including the Class 3 bond. Additionally, Ps. 11,982 million were used in investing activities. CAPEX decreased following the completion of the 25-kilogram bagging project.

Recent Events Finalization of the restructuring process of our indirect controlling shareholder On April 6, 2026, an extraordinary shareholders’ meeting of our indirect controlling shareholder, Intercement Participações (“ICP”), was held, at which several resolutions were approved in accordance with the Judicial Reorganization Plan, marking the finalization of the restructuring process. As a result of these resolutions, ICP’s shareholding structure was modified, incorporating as shareholders those creditors who subscribed to the newly issued shares in connection with a capital increase, among which the following stand out: Shareholder Ownership Interest Latcem LLC 38,7% Redwood (1) 26,7% Moneda (2) 24,0% Cigna Health and Life Insurance Company 4,9% Others 5,7% (1) Through DD3 Indigo Vale, LLC (9,3%) and RMF Indigo Vale, LLC (17,5%) (2) Through Moneda LatAm High Yield Credit Fund PLC (18,061%); Moneda Luxembourg Sicav-Latam Corporate Credit Fund (0,0171%); Moneda Latin American Corporate Debt (4,818%) and Moneda Renta CLP Fondo de Inversión (0,927%) It should be noted that the Company’s direct controlling shareholder continues to be InterCement Trading e Inversiones Argentina, S.L., with a 52.14% ownership of the voting shares, which remains unchanged. In addition, under the terms of the judicial reorganization plan, Loma Negra may be subject to a marketing process until September 30, 2028, for the private sale of all or part of the equity interest indirectly held in us by ICP, which may involve multiple transactions with multiple counterparties.

1Q26 Earnings Conference Call When: 10:00 a.m. U.S. ET (11:00 a.m. BAT), May 5, 2026 Dial-in: 0800-444-5129 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=ViqINbca Replay: A telephone replay of the conference call will be available until May 13, 2026. The replay can be accessed by dialing 1-855-669-9658 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 8952694. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of March 31, As of December, 31 2026 2025 ASSETS Non-current assets Property, plant and equipment 1,470,119 1,490,089 Right to use assets 3,273 3,547 Intangible assets 11,139 9,533 Investments 100 100 Goodwill 997 997 Inventories 104,110 89,725 Other receivables 1,443 1,423 Other assets 403 441 Total non-current assets 1,591,583 1,595,854 Current assets Inventories 332,229 321,961 Other receivables 22,570 40,883 Trade accounts receivable 89,278 84,072 Investments 33,810 23,699 Cash and banks 12,977 10,683 Total current assets 490,863 481,298 TOTAL ASSETS 2,082,447 2,077,153 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 380,666 380,666 Reserves 761,511 761,511 Retained earnings 66,815 25,812 Equity attributable to the owners of the Company 1,208,992 1,167,989 Non-controlling interests (1,533) (1,156) TOTAL SHAREHOLDER'S EQUITY 1,207,459 1,166,833 LIABILITIES Non-current liabilities Borrowings 238,445 179,086 Provisions 13,913 15,394 Salaries and social security payables 896 2,143 Tax liabilities 4,383 4,865 Debts for leases 1,000 1,454 Other liabilities 1,019 1,170 Deferred tax liabilities 371,725 371,203 Total non-current liabilities 631,380 575,315 Current liabilities Borrowings 67,363 146,951 Accounts payable 118,752 129,334 Advances from customers 9,066 15,787 Salaries and social security payables 28,432 26,661 Tax liabilities 16,361 12,433 Debts for leases 2,158 2,413 Other liabilities 1,476 1,426 Total current liabilities 243,608 335,005 TOTAL LIABILITIES 874,988 910,320 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 2,082,447 2,077,153

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (amounts expressed in millions of pesos, unless otherwise noted) Three-months ended March 31, 2026 2025 % Change Net revenue 218,739 216,350 1.1% Cost of sales (161,707) (159,148) 1.6% Gross Profit 57,032 57,201 -0.3% Selling and administrative expenses (24,251) (25,231) -3.9% Other gains and losses 613 882 -30.5% Tax on debits and credits to bank accounts (2,275) (2,360) -3.6% Finance gain (cost), net Gain on net monetary position 32,923 33,695 -2.3% Exchange rate differences 11,955 (11,409) n/a Financial income 400 1,434 -72.1% Financial expenses (12,889) (11,910) 8.2% Profit (loss) before taxes 63,508 42,303 50.1% Income tax expense Current (22,360) (13,721) 63.0% Deferred (521) (404) 29.0% Net Profit (Loss) 40,627 28,178 44.2% Net Profit (Loss) for the period attributable to: Owners of the Company 41,004 28,475 44.0% Non-controlling interests (377) (297) 27.2% NET PROFIT (LOSS) FOR THE PERIOD 40,627 28,178 44.2% Earnings per share (basic and diluted) 70.2744 48.8019 44.0%

Table 10: Condensed Interim Consolidated Statement of Cash Flows (amounts expressed in millions of pesos, unless otherwise noted) Three-months ended March 31, 2026 2025 CASH FLOWS FROM OPERATING ACTIVITIES Net Profit (Loss) 40,627 28,178 Adjustments to reconcile net profit to net cash provided by operating activities Income tax expense 22,881 14,125 Depreciation and amortization 21,171 19,087 Provisions (30) 1,457 Exchange rate differences (9,871) 8,792 Interest expense 10,734 7,511 Gain on disposal of property, plant and equipment (9) (144) Gain on net monetary position (32,923) (33,695) Impairment of trust fund 386 (779) Changes in operating assets and liabilities Inventories (15,584) (27,805) Other receivables 15,434 4,171 Trade accounts receivable (13,984) (9,029) Advances from customers (5,926) 1,239 Accounts payable 2,571 (9,837) Salaries and social security payables 2,792 1,106 Provisions (114) (1,046) Tax liabilities (14,359) 833 Other liabilities 82 124 Income tax paid (4,164) (6,048) Net cash generated by (used in) operating activities 19,712 (1,759) CASH FLOWS FROM INVESTING ACTIVITIES Proceeds from disposal of Property, plant and equipment 640 738 Payments to acquire Property, plant and equipment (9,724) (15,438) Payments to acquire Intangible Assets (2,061) - Acquire investments (385) - Contributions to Trust (452) (316) Net cash generated by (used in) investing activities (11,982) (15,016) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from non-convertible negotiable obligations 86,495 - Proceeds from borrowings 29,892 42,169 Interest paid (12,116) (6,959) Debts for leases (631) (589) Repayment of borrowings (87,597) (14,775) Net cash generated by (used in) financing activities 16,042 19,846 Net increase (decrease) in cash and cash equivalents 23,772 3,072 Cash and cash equivalents at the beginning of the period 34,382 12,314 Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted") (7,279) (1,468) Effects of the exchange rate differences on cash and cash equivalents in foreign currency (4,474) 169 Cash and cash equivalents at the end of the period 46,401 14,087

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,			
	2026	%	2025	%
Net revenue	**212,094**	100.0%	**157,727**	100.0%
Cement, masonry cement and lime	184,865	87.2%	137,853	87.4%
Concrete	17,521	8.3%	13,458	8.5%
Railroad	19,877	9.4%	14,590	9.3%
Aggregates	5,296	2.5%	3,982	2.5%
Others	3,733	1.8%	1,989	1.3%
Eliminations	(19,197)	-9.1%	(14,146)	-9.0%
Cost of sales	**132,212**	100.0%	**100,916**	100.0%
Cement, masonry cement and lime	107,180	81.1%	81,091	80.4%
Concrete	16,973	12.8%	13,399	13.3%
Railroad	20,293	15.3%	15,022	14.9%
Aggregates	5,635	4.3%	4,687	4.6%
Others	1,328	1.0%	863	0.9%
Eliminations	(19,197)	-14.5%	(14,146)	-14.0%
Selling, admin. expenses and other gains & losses	**21,572**	100.0%	**16,723**	100.0%
Cement, masonry cement and lime	18,112	84.0%	15,067	90.1%
Concrete	1,520	7.0%	657	3.9%
Railroad	1,138	5.3%	384	2.3%
Aggregates	74	0.3%	37	0.2%
Others	728	3.4%	579	3.5%
Depreciation and amortization	**4,895**	100.0%	**2,107**	100.0%
Cement, masonry cement and lime	2,950	60.3%	1,678	79.6%
Concrete	911	18.6%	80	3.8%
Railroad	906	18.5%	181	8.6%
Aggregates	116	2.4%	165	7.8%
Others	12	0.2%	4	0.2%
Adjusted EBITDA	**63,205**	100.0%	**42,195**	100.0%
Cement, masonry cement and lime	62,523	98.9%	43,373	102.8%
Concrete	(61)	-0.1%	(517)	-1.2%
Railroad	(648)	-1.0%	(635)	-1.5%
Aggregates	(297)	-0.5%	(576)	-1.4%
Others	1,689	2.7%	550	1.3%
Reconciling items:				
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(8,639)		9,744	
Depreciation and amortization	(21,171)		(19,087)	
Tax on debits and credits banks accounts	(2,275)		(2,360)	
Finance gain (cost), net	32,389		11,811	
Income tax	(22,881)		(14,125)	
NET PROFIT (LOSS) FOR THE PERIOD	**40,627**		**28,178**